TERYL RESOURCES CORP.
 #1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

KINROSS GOLD COMMENCES 2004 EXPLORATION PROGRAM ON
GIL JOINT VENTURE – FAIRBANKS, ALASKA

For Immediate Release: June 24, 2004 Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) wishes to announce that it has received the 2004 budget for the Gil Joint Venture Claim block. Exploration work has commenced by Fairbanks Gold Mining, Inc. (FGMI), subsidiary of Kinross Gold Corporation.

The 2004 Gil exploration program, due to extensive exploration work completed in 2003, has three major goals:

1.	Delineate mineralized zones at the Intersection Area
2.	Delineate mineralized zones at Sourdough Ridge
3.	Develop new targets in the Gil Exploration Area

The overall objective of the 2004 Gil Exploration Program is to significantly expand the resource potential within the claim area. The program will allow for 1,000 soil and rock samples, 4,200 feet of trenches, and the drilling of approximately 25 drill holes for a total of 7,000 feet to accomplish the three major goals of the plan. An all-inclusive cost of US$526,750 is estimated for the entire program.

Intersection Area

The area east of the North Gil and northeast of the Main Gil, designated as the “Intersection Area”, is sparsely explored. Drilling results from 2002 and 2003 reveal scattered zones of high-grade gold mineralization that deserve further exploration. A total of 3,000 feet of drilling in conjunction with soil sampling and possible trenching is proposed to test this target.

Sourdough Ridge

The Sourdough Ridge target is located on the adjacent ridge east of the Main Gil. Drilling and trenching has outlined a mineralized trend that strikes northeast. Gold is primarily found in veins and shears hosted in calc-silicate rock, similar to that of the Main Gil. This prospect and several gold anomalies associated with calc-silicate units in the area have not been adequately drill tested. A 2,500-foot drilling program in conjunction with soil sampling and trenching is proposed to test this target.

2004 Gil Exploration Area

The 2004 Gil Exploration Area begins in the Last Chance Creek drainage and extends for five miles in a northeast direction to soil anomalies in the Lohr Creek drainage. Most exploration activities have focused in the Main Gil area, leaving a large portion under-explored. A total of 600 rock and soil samples, 1,500 feet of drilling and 1,200 feet of trenches are proposed to test this trend.

Project Status

The Gil project has been explored periodically by Fairbanks Gold Mining, Inc. since its identification in 1991. Previous detailed drilling in the Main and North Gil areas has outlined two gold deposits. Initial exploration in the intersection Area and along Sourdough Ridge was encouraging and good potential for new discoveries exists in the Gil area. Large portions of the Gil Joint Venture Claim block remain under-explored and hold excellent potential for additional gold resources.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.